Cheetah Net Supply Chain Service Inc.

April 28, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Abe Friedman
Theresa Brilliant
Kate Beukenkamp
Donald Field

Re:	Cheetah Net Supply Chain Service Inc.
Registration Statement on Form S-1
Filed April 7, 2023
File No. 333-271185

Ladies and Gentlemen:

This letter is in response to the letter dated April 18, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Cheetah Net Supply Chain Service Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form S-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Prospectus Summary

Business Overview

Our Company, page 2

1. Please expand the last paragraph in this section to explain that net income for 2022 included $1.3 million of subsidy income from a business recovery grant program.

In response to the Staff’s comments, we revised our disclosure on pages 2, 35, and 51 of the Amended Registration Statement to explain that net income for the year ended December 31, 2022 included $1.3 million of subsidy income from a business recovery grant program.

Risk Factors

Sales to the PRC market represented approximately 93.1% and 43.9% of our revenue for the years ended December 31, 2022 and 2021, page 15

2. We note that you generate a significant portion of your revenue from sales to the PRC market, i.e., 93.1% in 2022. We also note your disclosure that laws and regulations in China can change and, in some cases, with little advance notice. Please revise to include a separate risk factor discussing the significant regulatory risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. Additionally, please discuss the risks that the Chinese government may intervene or influence your ability to sell products to PRC customers. Please include enough information so that investors can clearly understand the risks associated with the majority of your customers being based out of China.

In response to the Staff’s comments, we revised our disclosure on page 22 of the Amended Registration Statement to include a separate risk factor discussing the significant regulatory risks arising from the legal system in China, including (i) the risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, and (ii) the risks that the Chinese government may intervene or influence our ability to sell products to PRC customers.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Huan Liu
Name:	Huan Liu
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC